AELUMA, INC.

March 24, 2025

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Aeluma, Inc.
Initially Filed February 28, 2025 File No. 333-285469 Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on March 21, 2025, in which we requested the acceleration of the effective date of the above-captioned Registration Statement for March 25, 2020, at 4:30 p.m. Eastern Time, or as soon as practicable thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended. Aeluma, Inc. is no longer requesting that such Registration Statement be declared effective at such date and time, and we hereby formally withdraw our request for acceleration of the effective date of the above-captioned Registration Statement.

Please contact Rachael Schmierer of Hunter Taubman Fischer & Li LLC, at (212) 530-2208, if you have any questions or concerns regarding this matter.

Very truly yours,

Aeluma, Inc.

By:	/s/ Jonathan Klamkin
Name:	Jonathan Klamkin
Title:	Chief Executive Officer and Director

cc:	Louis Taubman, Esq.
Hunter Taubman Fischer & Li LLC